As filed with the Securities and Exchange Commission on July 10, 2003

Registration No. 333-106555

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

LTC PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	71-0720518
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

22917 Pacific Coast Hwy, Suite 350

Malibu, California 90265

(310) 455-6010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ANDRE C. DIMITRIADIS

Chairman, President and Chief Executive Officer

LTC Properties, Inc.

22917 Pacific Coast Hwy, Suite 350

Malibu, California 90265

(310) 455-6010

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

HERBERT F. KOZLOV Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 (212) 521-5400	ROBERT M. SMITH Dewey Ballantine LLP 2300 Geng Road Palo Alto, CA 94303 (650) 845-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion	July 10, 2003

3,000,000 Shares

LTC Properties, Inc.

    % Series E Cumulative Preferred Stock

(Liquidation Preference $25.00 Per Share)

We are offering 3,000,000 shares of our         % Series E Cumulative Preferred Stock, or Series E Preferred Stock.

We will pay cumulative dividends on the Series E Preferred Stock, from the date of the original issuance, in the amount of $             per share each year, which is equivalent to             % of the $25.00 liquidation preference per share. Dividends on the Series E Preferred Stock will be payable quarterly in arrears, beginning on October 15, 2003. We may not redeem the Series E Preferred Stock before July     , 2008, except in order to preserve our status as a real estate investment trust. On and after July     , 2008, we may, at our option, redeem the Series E Preferred Stock, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends. The Series E Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in the Series E Preferred Stock will not have general voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

We have applied to list the Series E Preferred Stock on the New York Stock Exchange under the symbol “LTC PrE.” If approved, we expect trading of the Series E Preferred Stock on the New York Stock Exchange to commence within 30 days after it is first issued.

Investing in the Series E Preferred Stock involves certain risks. Before buying any shares, you should carefully read the discussion of material risks of investing in our stock in “ Risk factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price(1)	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	Plus accrued dividends, if any, from July , 2003.

We have granted the underwriters an option to purchase within 30 days from the date of this prospectus up to an additional 450,000 shares of the Series E Preferred Stock at the public offering price per share, less the underwriting discounts and commissions, to cover over-allotments.

UBS Securities LLC and the other underwriters are offering the shares of the Series E Preferred Stock as described in “Underwriting”. Delivery of the shares of the Series E Preferred Stock will be made on or about July     , 2003.

Sole Book-Running Manager

UBS Investment Bank

Harris Nesbitt

Legg Mason Wood Walker

Incorporated

McDonald Investments Inc.

Stifel, Nicolaus & Company

Incorporated

You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. Neither we nor the underwriters are offering to sell the securities, or seeking offers to buy the securities, in any jurisdiction where offers or sales are not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of its respective date or on the date which is specified in those documents. Our business, financial condition, results of operations and prospects may have changed since any such date.

Description of preferred stock	15

Additional federal income tax considerations	24

Underwriting	33

Where you can find additional information	35

Documents incorporated by reference	36

Legal matters	37

Experts	37

Forward-looking statements

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify some of the forward-looking statements by their use of forward-looking words, such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or the negative of those words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, the status of the economy, the status of capital markets including prevailing interest rates, compliance with and changes to regulations and payment policies within the healthcare industry, changes in financing terms, competition within the healthcare and senior housing industries, and changes in federal, state and local legislation. For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see the discussion under “Risk factors” contained in this prospectus and in other information contained in our publicly available filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2002. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

i

Prospectus summary

The following summary may not contain all of the information that is important to you. You should read this entire prospectus and the documents incorporated by reference carefully before deciding whether to invest in our Series E Preferred Stock. In this prospectus, unless otherwise indicated, the “company,” “we,” “us” and “our” refer to LTC Properties, Inc. and our consolidated subsidiaries. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise the over-allotment option described in “Underwriting.”

ABOUT OUR COMPANY

We are a self-administered real estate investment trust that invests primarily in long-term care and other healthcare related properties through mortgage loans, property lease transactions and other investments. As of March 31, 2003, long-term care facilities, which include skilled nursing and assisted living facilities, comprised approximately 98% of our investment portfolio. We have been operating since August 1992.

Our senior management team is comprised of four individuals with a combined 51 years of experience in healthcare and real estate finance.

As of March 31, 2003, we had approximately $548 million in carrying value of net real estate investments. At that date, our portfolio included 96 assisted living facilities, 95 skilled nursing facilities and one charter school in 30 states. As part of this $548 million net real estate investment, we held $64 million in carrying value of subordinated certificates of a real estate mortgage investment conduit (commonly referred to as a REMIC) from four REMIC pools originated by us and containing 82 mortgages on 117 properties.

Owned Properties

At March 31, 2003, we owned 59 skilled nursing facilities with a total of 6,896 beds, 88 assisted living facilities with 4,182 units and one school located in 23 states.

Mortgage Loans

At March 31, 2003, we had 38 mortgage loans secured by first mortgages on 36 skilled nursing facilities with a total of 3,895 beds and eight assisted living facilities with a total of 369 units located in 20 states. At March 31, 2003, these mortgage loans had interest rates ranging from 9.4% to 12.9% and maturities ranging from 2003 to 2018. In addition, the loans may contain guarantees, provide for facility fees and generally have 25-year amortization schedules. The majority of the mortgage loans provide for annual increases in the interest rate based upon a specified increase of 10 to 25 basis points.

REMIC Certificates

As of March 31, 2003, the outstanding certificate principal balance and the weighted average pass-through rate for the senior REMIC certificates (all held by outside third parties) was $178,241,000 and 7.21%. As of March 31, 2003, the carrying value of the subordinated REMIC certificates held by us was $64,122,000. The effective yield on the subordinated REMIC certificates held by us, based on expected future cash flows discounted to give effect to potential risks associated with prepayments and credit losses was 16.43% at March 31, 2003.

OUR STRATEGY

Our primary objectives are to enhance stockholder equity value and provide current income for distribution to stockholders through real estate investments in long-term care properties and other healthcare related properties run by experienced operators providing quality care. To meet these objectives, we attempt to invest in fee simple properties or in mortgages that provide opportunity for additional value and current returns to our stockholders and to diversify our investment portfolio by geographic location, operator and form of investment.

➢	For investments in skilled nursing facilities, we favor low cost per bed opportunities, whether in fee simple properties or in mortgages. Thus, the average per bed cost of our owned skilled nursing facilities is approximately $26,000 per bed while that of our mortgages is approximately $15,800 per bed.

➢	For assisted living investments we have attempted to diversify our portfolio both geographically and across product levels. Thus, we believe that although the majority of our investments are in affordably priced units, our portfolio also includes a significant number of upscale units in appropriate markets with certain operators.

➢	As skilled nursing facilities reimbursement cuts have created cost and pricing pressures in that industry, we have tended to emphasize fee simple investments in the assisted living sector where we believe facilities tend to be both newer and less dependant, if at all, on any government reimbursement.

Our principal executive offices are located at 22917 Pacific Coast Hwy, Suite 350, Malibu, California 90265, and our telephone number is (310) 455-6010.

The offering

Securities offered	3,000,000 shares of Series E Preferred Stock.

Maturity	The Series E Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Rank	The Series E Preferred Stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

➢	senior to all classes or series of our common stock, our Series D Junior Participating Preferred Stock and to all equity securities ranking junior to the Series E Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up;

➢	on parity with our 9.5% Series A Cumulative Preferred Stock, our 9.0% Series B Cumulative Preferred Stock and our 8.5% Series C Cumulative Convertible Preferred Stock and all other equity securities to be issued by us, the terms of which specifically provide that such equity securities rank on parity with the Series E Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

➢	junior to all our existing and future indebtedness. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series E Preferred Stock prior to conversion. There are currently no convertible debt securities outstanding.

Dividends

Dividends on the Series E Preferred Stock will be cumulative from the date of original issue and are payable quarterly in arrears for the period covering the preceding quarter on or before the 15th day of January, April, July and October of each year, commencing October 15, 2003, at the rate of        % of the $25.00 liquidation preference per share, equivalent to a fixed annual amount of $        per share. Dividends on the Series E Preferred Stock will accrue regardless of whether we have earnings, whether there are funds legally available for the payment of such dividends and whether such dividends are declared.

Liquidation preference	The Series E Preferred Stock will have a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends thereon.

Redemption	Except in certain circumstances relating to the preservation of our status as a REIT, the Series E Preferred Stock is not redeemable prior to July , 2008. On and after July , 2008,

the Series E Preferred Stock will be redeemable for cash at our option, in whole or in part, at $25.00 per share, plus accrued and unpaid dividends thereon to the redemption date.

Voting rights

Holders of the Series E Preferred Stock will generally have no voting rights. However, if dividends on the Series E Preferred Stock are in arrears for six or more quarterly periods, or dividends on the 9.5% Series A Cumulative Preferred Stock or 9.0% Series B Cumulative Preferred Stock are in arrears for eighteen or more months, holders of the Series E Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on our Board of Directors until all dividend arrearages have been paid or a sum sufficient for payment thereof is set aside for payment. In addition, some changes that would be materially adverse to the rights of holders of the Series E Preferred Stock outstanding at the time cannot be made without the affirmative vote of the holders of two-thirds of the shares of Series E Preferred Stock, voting as a single class.

Conversion	The Series E Preferred Stock is not convertible or exchangeable for any other property or securities.

Listing

We have applied for approval to list the Series E Preferred Stock on the NYSE under the symbol “LTC PrE,” and if so approved, trading is expected to commence within a 30-day period after the initial delivery of the Series E Preferred Stock.

Use of proceeds

The net proceeds from the sale of the Series E Preferred Stock offered hereby will be used to pay in full $49.5 million outstanding under our Senior Secured Revolving Line of Credit and the balance will be used to pre-pay mortgage debt.

Risk factors

You should carefully consider the risks described below before making an investment decision in our company. The risks and uncertainties described below are not the only ones facing our company and there may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows. As a result, our ability to pay dividends on, and the market price of, our Series E Preferred Stock may be adversely affected if any of such risks are realized. Other important factors are identified in our annual report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference into this prospectus, including factors identified under the headings “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other specific risk factors are disclosed below.

Our expected results may not be achieved, and actual results may differ materially from our expectations.

Our failure to achieve expected results may be a result of various factors, including, but not limited to:

➢	the status of the economy;

➢	the status of capital markets, including prevailing interest rates;

➢	compliance with and changes to regulations and payment policies within the healthcare industry;

➢	changes in financing terms;

➢	competition within the healthcare and senior housing industries; and

➢	changes in federal, state and local legislation.

Recently enacted tax legislation could have an adverse effect on the market price of our Series E Preferred Stock.

On May 28, 2003, President Bush signed into law legislation that, for individual taxpayers, will generally reduce the tax rate on corporate dividends to a maximum of 15% for tax years from 2003 to 2008. REIT dividends generally will not qualify for this reduced tax rate because a REIT’s income generally is not subject to corporate level tax. This new law could cause stock in non-REIT corporations to be a more attractive investment to individual investors than stock in REITs and could have an adverse effect on the market price of our equity securities.

Income and returns from healthcare facilities can be volatile.

The possibility that the healthcare properties in which we invest will not generate income sufficient to meet operating expenses, will generate income and capital appreciation, if any, at rates lower than those anticipated or will yield returns lower than those available through investments in comparable real estate or other investments are additional risks of investing in healthcare related real estate. Income from properties and yields from investments in such properties may be affected by many factors, including changes in governmental regulation (such as zoning laws and government payment), general or local economic conditions (such as fluctuations in interest rates and employment conditions), the available local supply of and demand for improved real estate, a reduction in rental income as the result of an inability to maintain occupancy levels, natural disasters (such as earthquakes and floods) or similar factors.

Risk factors

We depend on lease income and mortgage payments from real property.

Since a substantial portion of our income is derived from mortgage payments and lease income from real property, our income would be adversely affected if a significant number of our borrowers or lessees were unable to meet their obligations to us or if we were unable to lease our properties or make mortgage loans on economically favorable terms. There can be no assurance that any lessee will exercise its option to renew its lease upon the expiration of the initial term or that if such failure to renew were to occur, we could lease the property to others on favorable terms.

We rely on a few major operators.

Assisted Living Concepts, Inc., or ALC, leases 37 assisted living properties with a total of 1,434 units owned by us representing approximately 12.4%, or $74,159,000, of our total assets as of March 31, 2003. In October 2001, ALC filed for reorganization under Chapter 11 of the federal bankruptcy laws. The filing was pre-negotiated with sufficient debt holders to allow ALC to reorganize its debt and equity and emerge from bankruptcy as of 12:01 a.m. on January 1, 2002. We agreed to reduce total rents under the 37 leases by $875,000 a year, beginning January 1, 2002. Our Chairman, CEO and President, Mr. Andre C. Dimitriadis, became a Board Member of ALC as of January 1, 2002.

Alterra Healthcare Corporation, or Alterra, leases 35 assisted living properties with a total of 1,416 units owned by us representing approximately 12.2%, or $72,885,000, of our total assets as of March 31, 2003. Alterra announced on January 22, 2003 that it had filed a voluntary petition with the US Bankruptcy Court for the District of Delaware to reorganize under Chapter 11 of the US Bankruptcy Code. Alterra’s senior management informed us that they expect all leases with us will be affirmed. While no assurances can be given in a bankruptcy, such affirmation would result in no adverse impact to us as a result of Alterra’s reorganization. Alterra is current on all rents due us through June 2003.

These companies are publicly traded companies, and as such are subject to the filing requirements of the Securities and Exchange Commission. Our financial position and our ability to make distributions may be adversely affected by further financial difficulties experienced by ALC and Alterra or any of our other lessees and borrowers, including additional bankruptcies, inability to emerge from bankruptcy, insolvency or general downturn in business of any such operator, or in the event any such operator does not renew and/or extend its relationship with us or our company’s borrowers when it expires.

Our borrowers and lessees face competition in the healthcare industry.

The long-term care industry is highly competitive and we expect that it may become more competitive in the future. Our borrowers and lessees are competing with numerous other companies providing similar long-term care services or alternatives such as home health agencies, hospices life care at home, community-based service programs, retirement communities and convalescent centers. There can be no assurance that our borrowers and lessees will not encounter increased competition in the future, which could limit their ability to attract residents or expand their businesses and therefore affect their ability to make their debt or lease payments to us.

The healthcare industry is heavily regulated by the government.

Our borrowers and lessees who operate healthcare facilities are subject to heavy regulation by federal, state and local governments. These laws and regulations are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial

Risk factors

interpretations of existing law. These changes may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of these changes cannot be predicted. The failure of any borrower of funds from us or lessee of any of our properties to comply with such laws, requirements and regulations could result in sanctions or remedies such as denials of payment for new Medicare and Medicaid admissions, civil monetary penalties, state oversight and loss of Medicare and Medicaid participation or licensure. Such action could affect its ability to operate its facility or facilities and could adversely affect such borrower’s or lessee’s ability to make debt or lease payments to us.

Our borrowers and lessees rely on government and third-party reimbursement.

The ability of our borrowers and lessees to generate revenue and profit determines the underlying value of that property to us. Revenues of our borrowers and lessees are generally derived from payments for patient care. Sources of such payments for skilled nursing facilities include the federal Medicare program, state Medicaid programs, private insurance carriers, healthcare service plans, health maintenance organizations, preferred provider arrangements, self-insured employers, as well as the patients themselves.

A significant portion of the revenue of our skilled nursing facility borrowers and lessees is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. Because of significant healthcare costs paid by such government programs, both federal and state governments have adopted and continue to consider various healthcare reform proposals to control healthcare costs. In recent years, there have been fundamental changes in the Medicare program that resulted in reduced levels of payment for a substantial portion of healthcare services. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. According to a report issued by Kaiser Family Foundation in January 2003, 19 states have reduced, or are considering reducing, nursing facility payment rates. Moreover, healthcare facilities have experienced increasing pressures from private payors attempting to control healthcare costs, and reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors.

Governmental and public concern regarding healthcare costs may result in significant reductions in payment to healthcare facilities, and there can be no assurance that future payment rates for either governmental or private payors will be sufficient to cover cost increases in providing services to patients. Any changes in reimbursement policies which reduce reimbursement to levels that are insufficient to cover the cost of providing patient care could adversely affect revenues of our skilled nursing facility borrowers and lessees and to a much lesser extent our assisted living facilities borrowers and lessees and thereby adversely affect those borrowers’ and lessees’ abilities to make their debt or lease payments to us. Failure of the borrowers or lessees to make their debt or lease payments would have a direct and material adverse impact on us.

Recently, the Centers for Medicare & Medicaid Services, commonly known as CMS, published a notice that it intends to implement a 2.9% market basket increase in skilled nursing facility prospective payment system rates for fiscal year 2004, which begins October 1, 2003. The final rate update rule has not yet been published. CMS also issued a proposed rule June 10, 2003 that, if adopted, would make adjustments to the annual updates to account for forecast errors. CMS estimates that the base payment rate for fiscal year 2003 was 3.26% lower than it would have been if actual data had been used to calculate the annual updates for fiscal years 2000-2002.

Risk factors

Congress and the states have enacted healthcare reform measures.

The healthcare industry is facing various challenges, including increased government and private payor pressure on healthcare providers to control costs. While the Bush Administration has proposed expanded funding for Medicare prescription drug coverage, it has stated that it intends to offset the cost of this benefit in part from savings from overpayments to other Medicare providers. In addition, the Medicare Payment Advisory Commission, known as the MedPAC, an independent federal body established to advise Congress on issues affecting the Medicare program, recommended in a March 2003 report that Congress adopt additional reductions in skilled nursing facility reimbursement. While the MedPAC recommendations are not binding on Congress, they may affect congressional consideration of future Medicare reimbursement legislation.

The Balanced Budget Act enacted significant changes to the Medicare and Medicaid programs designed to modernize payment and healthcare delivery systems while achieving substantial budgetary savings. In seeking to limit Medicare reimbursement for long term care services, Congress established the prospective payment system for skilled nursing facility services to replace the cost-based reimbursement system. Skilled nursing facilities needed to restructure their operations to accommodate the new Medicare prospective payment system reimbursement. Since the skilled nursing facility prospective payment system was enacted, several publicly held operators of long-term care facilities and at least two publicly held operators of assisted living facilities have filed for reorganization under Chapter 11 of the federal bankruptcy laws. While at least two of the long-term care operators and an assisted living operator have emerged from bankruptcy, there can be no assurances given that 2003 and future years will not include additional bankruptcies of skilled nursing and assisted living operators. While the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act of 2000 contained provisions that mitigated, to a certain extent, the effects of the Balanced Budget Act, many of these changes expired in October 2002. If Congress fails to provide additional relief, or if it actually decreases Medicare reimbursement in the future, skilled nursing facilities could experience significant losses in revenue.

In addition, comprehensive reforms affecting the payment for and availability of healthcare services have been proposed at the federal and state levels, and major reform proposals have been adopted by certain states. Congress and state legislatures can be expected to continue to review and assess alternative healthcare delivery systems and payment methodologies. Changes in the law, new interpretations of existing laws, or changes in payment methodology may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by the government and other third party payors.

Moreover, many states are facing significant budget shortfalls, and most states are taking steps to implement cost controls within their Medicaid programs. On May 28, 2003, President Bush signed into law legislation providing $20 billion in temporary assistance to the states, $10 billion of which is earmarked for state Medicaid programs. However, in light of forthcoming regulations and continuing state Medicaid program reform and budget cuts, no assurance can be given that the implementation of such regulations and reform will not have a material adverse effect on our financial condition or results of operations.

We could incur more debt.

We operate with a policy of incurring debt when, in the opinion of our directors, it is advisable. Accordingly, we could become more highly leveraged. The degree of leverage could have important consequences to stockholders, including affecting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

Risk factors

Our use of debt financing presents the risk to holders of the Series E Preferred Stock that payments of principal and interest on borrowings will leave us with insufficient cash resources to pay dividends required by the terms of the Series E Preferred Stock or distributions in respect to capital stock required to be paid in order for us to maintain our qualification as a REIT.

Our failure to qualify as a REIT would have serious adverse consequences to our stockholders.

We intend to operate so as to qualify as a REIT under the Internal Revenue Code. We believe that we have been organized and have operated in a manner which would allow us to qualify as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 1992. However, it is possible that we have been organized or have operated in a manner which would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating annually at least 90% (95% for taxable years ending prior to January 1, 2001) of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains). Legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. However, we are not aware of any pending tax legislation that would adversely affect our ability to operate as a REIT.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

There is no established trading market for our Series E Preferred Stock, which may negatively affect its market value and your ability to transfer or sell your Series E Preferred Stock.

We have applied to list the Series E Preferred Stock on the NYSE. There is no assurance that the NYSE will approve our listing application. An active trading market on the NYSE for the shares may not develop or, even if it develops, may not last, in which case the trading price of the Series E Preferred Stock could be adversely affected.

Use of proceeds

The net proceeds from the sale of the 3,000,000 shares of Series E Preferred Stock offered hereby are estimated to be $72.3 million at a public offering price of $25.00 per share. The net proceeds will be used to pay in full $49.5 million outstanding under our Senior Secured Revolving Line of Credit and the balance will be used to pre-pay mortgage loans payable. At June 30, 2003, we had $132.8 million of mortgage loans payable outstanding. Currently, borrowings under our Senior Secured Revolving Line of Credit which expires on October 2, 2004, bear interest at a rate of LIBOR plus 2.25%. Our mortgage loans payable have maturities that range from 2004 through 2010 and have interest rates that range from 4.25% to 12.20%.

Each of Bank of Montreal, an affiliate of Harris Nesbitt Corp., a BMO Financial Group company and Key Corporate Capital Inc., an affiliate of McDonald Investments Inc., is a lender under our Senior Secured Revolving Line of Credit and will receive some of the net proceeds of this offering.

Capitalization

The following table sets forth our capitalization as of March 31, 2003, as adjusted to give effect to the sale of the Series E Preferred Stock offered hereby at a public offering price of $25.00 per share and, as further adjusted to give effect to the repayment of our Senior Secured Revolving Credit Line and mortgage loans payable.

	As of March 31, 2003
	Actual	As adjusted
	(in thousands)
Debt:
Bank borrowings(1)	$48,421	$—
Mortgage loans payable(1)	136,384	112,468
Bonds payable and capital lease obligations	14,930	14,930
Senior participation payable	29,455	29,455

Total debt	229,190	156,853

Stockholders’ equity
Preferred Stock, $0.01 par value; 10,000,000 shares authorized(2)
Series A Cumulative Preferred Stock, 3,064,200 shares issued and outstanding	76,703	76,703
Series B Cumulative Preferred Stock, 1,988,000 shares issued and outstanding	49,783	49,783
Series C Cumulative Convertible Preferred Stock, 2,000,000 shares issued and outstanding	38,500	38,500
Series D Junior Participating Preferred Stock, 0 shares issued and outstanding	—	—
Series E Cumulative Preferred Stock, 3,000,000 shares issued and outstanding as adjusted	—	75,000
Common Stock, $0.01 par value; 40,000,000 authorized; 17,876,322 shares issued and outstanding(2)(3)	179	179
Capital in excess of par value	251,801	249,138
Cumulative net income	254,513	254,513
Other equity	(4,414)	(4,414)
Cumulative distributions	(321,095)	(321,095)

Total stockholders’ equity	345,970	418,307

Total capitalization	$575,160	$575,160

(1)	Approximately $49.5 million was outstanding under our Senior Secured Revolving Credit Line as of June 30, 2003. As a result of this offering, commitments under our Senior Secured Revolving Line of Credit will be reduced by 50% of the net proceeds of this offering. Commitments at June 30, 2003 were approximately $68.2 million. After this offering, commitments under our Senior Secured Revolving Line of Credit are expected to be approximately $32.0 million. Approximately $132.8 million of mortgage loans payable was outstanding as of June 30, 2003.
(2)	Effective June 23, 2003 our Board of Directors reclassified 5,000,000 authorized but unissued shares of common stock to authorized but unissued preferred stock. As a result, our authorized capital now consists of 15,000,000 shares of preferred stock and 35,000,000 shares of common stock.
(3)	Excludes: (i) 353,947 shares reserved under our 1992 Stock Option Plan and our 1998 Equity Participation Plan; and, (ii) 2,000,000 shares reserved for issuance that relate to the Series C Cumulative Convertible Preferred Stock.

Selected consolidated financial data

The following selected consolidated financial data for the five years ended December 31, 2002 are derived from our audited consolidated financial statements. The selected consolidated financial data for the three month periods ended March 31, 2003 and March 31, 2002 are derived from our unaudited financial statements. The unaudited financial statements include all adjustments, which we consider necessary for a fair presentation of our financial position and results of operation for these periods. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. The data should be read in conjunction with our consolidated financial statements, related notes and other financial information incorporated by reference herein.

	Year ended December 31,					Three months ended March 31,
Consolidated statement of operations data	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share amounts)
Revenues	$86,132	$84,818	$84,364	$68,724	$69,203	$17,239	$16,090
Expenses:
Interest expense	22,267	21,795	27,183	21,745	21,633	5,426	5,192
Depreciation and amortization	11,723	12,717	14,390	12,987	14,199	3,575	3,232
Provision for loan losses	600	—	—	—	—	—	—
Impairment charge	—	14,939	7,620	19,647	7,097	—	1,260
Operating and other expenses	5,084	5,863	5,887	9,099	6,827	1,638	2,201

Total expenses	39,674	55,314	55,080	63,478	49,756	10,639	11,885

Income before minority interest and other	46,458	29,504	29,284	5,246	19,447	6,600	4,205
Minority interest	(1,415)	(1,018)	(982)	(973)	(1,308)	(321)	(321)
Other income (loss)	(6,797)	1,304	—	—	—	—	—

Income from continuing operations	38,246	29,790	28,302	4,273	18,139	6,279	3,884
Discontinued operations:
(Loss) gain from discontinued operations	2,421	2,037	(5,655)	(8,741)	(819)	(26)	—
Gain (loss) on sale of assets, net	9,926	—	8,990	1,560	14,483	(72)	—

Net income (loss) from discontinued operations	12,347	2,037	3,335	(7,181)	13,664	(98)	—

Net income (loss)	50,593	31,827	31,637	(2,908)	31,803	6,181	3,884
Preferred stock dividends	(12,896)	(15,087)	(15,087)	(15,077)	(15,042)	(3,758)	(3,761)

Net income (loss) available to common stockholders	$37,697	$16,740	$16,550	$(17,985)	$16,761	$2,423	$123

Per share information:
Basic net income (loss) available to common stockholders	$1.390	$0.61	$0.63	$(0.75)	$0.91	$0.13	$0.01

Diluted net income (loss) available to common stockholders	$1.390	$0.61	$0.63	$(0.75)	$0.91	$0.13	$0.01

Common stock distributions declared	$1.535	$1.56	$0.87	$0.00	$0.40	$0.10	$0.10

	As of December 31,					As of March 31, 2003
Consolidated balance sheet data	1998	1999	2000	2001	2002
	(in thousands)
Real estate investments, net	$663,996	$683,736	$622,428	$604,306	$552,434	$548,429
Total assets	689,814	721,811	676,585	648,568	599,925	596,877
Total debt	229,695	292,274	262,560	284,634	230,420	229,190
Total liabilities	237,900	303,300	272,546	294,785	239,113	237,752
Minority interest	10,514	9,894	9,912	13,404	13,399	13,155
Total stockholders’ equity	441,400	408,617	394,127	340,379	347,413	345,970

Selected consolidated financial data

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, also known as FIN No. 46. FIN 46 changes the method for determining whether entities included in its scope should be consolidated by its sponsor, transferors or investors. Among other things, FIN No. 46 introduces a new consolidation model that would require consolidation of an entity which is deemed to be a variable interest entity by the entity deemed to be the primary beneficiary, as these terms are defined under FIN 46. FIN No. 46 is effective for our reporting period commencing on July 1, 2003. We are currently evaluating the provisions of FIN No. 46 in order to determine the effect, if any, on our financial reporting, financial position or the results of our operations and cash flows. At this time, we have not determined what effect, if any, the adoption of FIN No. 46 would have on us.

LEGAL PROCEEDINGS

We are a party from time to time to various general and professional liability claims and lawsuits asserted against the lessees or borrowers of our properties, which in our opinion are not singularly or in the aggregate material to our results of operations or financial condition. These types of claims and lawsuits may include matters involving general or professional liability, which we believe under applicable legal principals are not our responsibility as a non-possessory landlord or mortgage holder. We believe that these matters are the responsibility of our lessees and borrowers pursuant to general legal principals and pursuant to insurance and indemnification provisions in the applicable leases or mortgages. As of June 30, 2003, LTC Properties, Inc. has been voluntarily dismissed as a defendant in those prior cases previously reported in our annual report on Form 10-K for the year ended December 31, 2002. See “Legal Proceedings” and “Item 8. FINANCIAL STATEMENTS – Note 13. Contingencies” in our annual report on Form 10-K for the year ended December 31, 2002.

Ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by our combined fixed charges and preferred stock dividends. For purposes of calculating these ratios, “earnings” includes income from continuing operations before minority interest plus fixed charges. “Fixed charges” consists of interest on all indebtedness and the amortization of debt issue costs.

	Year ended December 31,					Three months ended March 31, 2003
	1998	1999	2000	2001	2002

Consolidated ratio of earnings to fixed charges (unaudited)	2.90	2.25	2.00	1.19	1.79	1.70
Consolidated ratio of earnings to combined fixed charges and preferred stock dividends (unaudited)	1.88	1.35	1.31	0.71	1.08	1.01

We issued 3,080,000 shares of 9.5% Series A Cumulative Preferred Stock in March 1997, 2,000,000 shares of 9.0% Series B Cumulative Preferred Stock in December 1997 and 2,000,000 shares of 8.5% Series C Cumulative Convertible Preferred Stock in September 1998. During 2001, the total dollar amount of the deficiency in the consolidated ratio of earnings to combined fixed charges and preferred stock dividends was $10.9 million.

Description of preferred stock

GENERAL

Pursuant to our Articles of Amendment and Restatement, as amended and supplemented to date, and referred to in this prospectus as our “Charter,” we are authorized to issue 50,000,000 shares of all classes of stock, each share having a par value of $0.01 of which 35,000,000 shares are common stock and 15,000,000 shares are preferred stock. Our Board of Directors may issue the preferred stock in such one or more series consisting of such numbers of shares and having such preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption of stock as our Board of Directors may from time to time determine when designating such series. Our Board of Directors also may classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications, and terms and conditions of redemption of stock.

Of our preferred stock:

➢	3,080,000 shares have been designated as 9.5% Series A Cumulative Preferred Stock;

➢	2,000,000 shares have been designated as 9.0% Series B Cumulative Preferred Stock;

➢	2,000,000 shares have been designated as 8.5% Series C Cumulative Convertible Preferred Stock; and

➢	40,000 shares have been designated as Series D Junior Participating Preferred Stock.

As of June 30, 2003, 3,064,200, 1,988,000 and 2,000,000 shares of Series A, Series B and Series C, respectively were outstanding. No shares of Series D Junior Participating Preferred Stock are issued or outstanding.

SERIES A, SERIES B AND SERIES D PREFERRED STOCK

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we consider incorporated documents to be part of the prospectus and we may disclose important information to you by referring you to those documents. See the section entitled, “Documents incorporated by reference” below.

For descriptions of our Series A, Series B and Series D Preferred Stock, we refer you to

➢	the description of our Series A Preferred Stock contained in our registration statement on Form 8-A (file no. 001-11314), as amended;

➢	the description of our Series B Preferred Stock contained in our registration statement on Form 8-A (file no. 001-11314), as amended; and

➢	the description of our Series D Preferred Stock contained in our registration statement on Form 8-A (file no. 001-11314), as amended.

SERIES C CONVERTIBLE PREFERRED STOCK

Rank

The Series C Preferred Stock ranks, with respect to dividend rights and rights upon liquidation, dissolution or winding up, (i) senior to common stock, and to all equity securities ranking junior to the Series C Preferred Stock (including the Series D Junior Participating Preferred Stock) with respect to

Description of preferred stock

dividend rights or rights on liquidation, dissolution or winding up of our company; (ii) on parity with our Series A Preferred Stock, our Series B Preferred Stock, the Series E Preferred Stock and all equity securities that may be issued in the future which rank on a parity with the Series C Preferred Stock, and (iii) junior to all of our existing and future indebtedness. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series C Preferred Stock prior to conversion.

Other terms

Other than as described below, the material rights, preferences and privileges of the Series C Preferred Stock are substantially the same as those of the Series E Preferred Stock offered hereby.

Holders of the Series C Preferred Stock are entitled to receive preferential cumulative cash dividends at the rate of 8.5% per annum of the liquidation preference per share (equivalent to a fixed annual amount of $1.63625 per share). Dividends are payable quarterly in arrears on each of March 31, June 30, September 30 and December 31. Accrued but unpaid dividends on the Series C Preferred Stock bear interest from the applicable dividend payment date at the prime rate of interest established from time to time in the Wall Street Journal.

Holders of the Series C Preferred Stock are entitled to be paid a liquidation preference of $19.25 per share, plus dividends, with interest, before any distribution of assets is made to holders of any junior stock as described above in “Rank.”

Except in certain circumstances relating to our maintenance of the ability to qualify as a REIT, the shares of Series C Preferred Stock are not redeemable.

Whenever any dividend payment on any Series C Preferred Stock is in arrears for more than 10 business days after its dividend payment date, the number of directors then constituting the Board of Directors will be increased by two and the two vacancies will be filled by the Series C Preferred Stock holders voting as one class. Such increase and the right to fill such vacancies is separate and apart from any increase in the number of directors which the holders of Series A Preferred Stock, the Series B Preferred Stock, the Series E Preferred Stock or any other class or series of preferred stock may be entitled.

In addition, in the case of a preferred dividend default, the holders of Series C Preferred Stock shall be granted voting rights equivalent to those rights of holders of the common stock except that the holders of Series C Preferred Stock will not have the right to vote generally in the election of directors but with respect to the election of directors will only have the voting rights as set forth above to elect Series C directors. In such case, the voting rights of the holders of the Series C Preferred Stock would be determined on an as converted basis, determined pursuant to the conversion provisions as described below. These voting rights shall continue only during a Series C Preferred dividend default, and all such rights shall immediately terminate at such time as the Series C Preferred dividend default ceases to exist.

The Series C Preferred Stock is convertible in whole or in part, at any time at the option of the holders, into shares of common stock at a conversion price of $19.25 per share, subject to adjustments. At June 30, 2003, there was one stockholder of record of our Series C Preferred Stock.

SERIES E PREFERRED STOCK

The following summary of the terms and provisions of the Series E Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections in the Articles Supplementary creating the Series E Preferred Stock, a copy of which has also been filed as an exhibit to the registration statement of which this prospectus is a part.

Description of preferred stock

Maturity

The Series E Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Rank

The Series E Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, rank (i) senior to our common stock, and to all equity securities ranking junior to the Series E Preferred Stock (including the Series D Junior Participating Preferred Stock) with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company; (ii) on parity with our Series A Preferred Stock, our Series B Preferred Stock, our Series C Convertible Preferred Stock and with all equity securities that may be issued by us in the future the terms of which specifically provide that such equity securities rank on a parity with the Series E Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company, and (iii) junior to all of our existing and future indebtedness. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series E Preferred Stock prior to conversion.

Dividends

Holders of shares of the Series E Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of             % per annum of the liquidation preference per share, equivalent to a fixed annual amount of $             per share.

Dividends on the Series E Preferred Stock will be cumulative from the date of original issue and will be payable quarterly in arrears for the period covering the preceding quarter on or before the 15th day of January, April, July and October of each year, or, if not a business day, the next succeeding business day. The first dividend, which will be paid on October 15, 2003, will be for less than the full preceding quarter. Such dividend and any dividend payable on the Series E Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which will be the last day of the calendar month first preceding the applicable dividend payment date, or on such other date designated by our Board of Directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such dividend payment date.

No dividends on shares of Series E Preferred Stock will be declared by our Board of Directors or paid or set apart for payment by us at such time as the terms and provisions of any agreement to which we are bound, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series E Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series E Preferred Stock will not bear interest and holders of the Series E Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any shares of our capital stock, or any other series of preferred stock ranking, as to dividends, on a parity with or junior to the

Description of preferred stock

Series E Preferred Stock (other than a dividend in shares of our common stock or in shares of any other class of stock ranking junior to the Series E Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series E Preferred Stock for all dividend periods ending prior to or on the most recent past dividend payment date. When dividends are not paid in full for all such dividend periods (or a sum sufficient for such full payment is not so set apart) upon the Series E Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series E Preferred Stock, all dividends declared upon the Series E Preferred Stock and any other series of our preferred stock ranking on a parity as to dividends with the Series E Preferred Stock will be declared pro rata so that the amount of dividends declared per share of Series E Preferred Stock and such other series of preferred stock, will in all cases bear to each other the same ratio that accrued dividends per share on the Series E Preferred Stock, and such other series of our preferred stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series E Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all dividend periods ending prior to or on the most recent past dividend payment date, no dividends (other than in shares of common stock or other shares of capital stock ranking junior to the Series E Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment nor will any other distribution be declared or made upon the common stock or any other shares of our capital stock ranking junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation, nor will any shares of common stock or any other shares of our capital stock ranking junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for other shares of our capital stock ranking junior to the Series E Preferred Stock as to dividends and upon liquidation or redemptions for the purpose of preserving our qualification as a REIT). Holders of shares of the Series E Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series E Preferred Stock as provided above. Any dividend payment made on shares of the Series E Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Liquidation preferences

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, the holders of shares of Series E Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholder a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of common stock or any other class or series of our capital stock that ranks junior to the Series E Preferred Stock as to liquidation rights. Holders of Series E Preferred Stock will be entitled to written notice of any event triggering the right to receive such liquidation preference. After payment of the full amount of this liquidation preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series E Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of our company with or into any other corporation, trust or entity or of any other corporation with or into our company, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our company.

Description of preferred stock

In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of our stock or otherwise is permitted under the Maryland General Corporation Law, no effect will be given to amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of our stock whose preferential rights upon distribution are superior to those receiving the distribution.

Redemption

The Series E Preferred Stock is not redeemable prior to July     , 2008. However, in order to ensure that we will continue to meet the requirements for qualification as a REIT, the Series E Preferred Stock will be subject to provisions in our Charter pursuant to which our capital stock owned by a stockholder in excess of the applicable ownership limit will be deemed “Excess Shares”, and we will have the right to purchase such Excess Shares from the holder. See “—Restrictions on ownership and transfer.” On and after July     , 2008, we, at our option, upon not less than 30 nor more than 60 days written notice, may redeem shares of the Series E Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except with respect to Excess Shares. See “—Restrictions on ownership and transfer.”), without interest. We, at our option, may also redeem any outstanding series of preferred stock, other than the Series C Preferred Stock, in whole or in part. We may redeem the Series E Preferred Stock or such other series without redeeming any other of our currently outstanding series of preferred stock.

Holders of Series E Preferred Stock to be redeemed will be required to surrender such Series E Preferred Stock at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series E Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Series E Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series E Preferred Stock, such shares of Series E Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series E Preferred Stock is to be redeemed, the Series E Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us.

Unless full cumulative dividends on all shares of Series E Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all dividend periods ending prior to or on the most recent past dividend payment date, no shares of Series E Preferred Stock will be redeemed unless all outstanding shares of Series E Preferred Stock are simultaneously redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of Series E Preferred Stock (except by exchange for our capital stock ranking junior to the Series E Preferred Stock as to dividends and upon liquidation).

However, the foregoing will not prevent our purchase of Excess Shares in order to ensure that we continue to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series E Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock. So long as no dividends are in arrears, we will be entitled at any time and from time to time to repurchase shares of Series E Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than

Description of preferred stock

30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series E Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series E Preferred Stock except as to the holder to whom notice was defective or not given.

Each notice will state:

(i)    the redemption date;

(ii)    the redemption price;

(iii)    the number of shares of Series E Preferred Stock to be redeemed;

(iv)    the place or places where the Series E Preferred Stock is to be surrendered for payment of the redemption price; and

(v)    that dividends on the shares to be redeemed will cease to accrue on such redemption date.

If less than all of the Series E Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder will be required to also specify the number of shares of Series E Preferred Stock held by such holder to be redeemed.

Immediately prior to any redemption of Series E Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series E Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date.

The Series E Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that we continue to meet the requirements for qualification as a REIT, Series E Preferred Stock acquired by a stockholder in excess of the ownership limit will automatically become Excess Shares, and we will have the right to purchase such Excess Shares from the holder. In addition, Excess Shares may be redeemed, in whole or in part, at any time when outstanding shares of Series E Preferred Stock are being redeemed, for cash at a redemption price of $25 per share, but excluding accrued and unpaid dividends on such Excess Shares, without interest. Such Excess Shares will be redeemed in such proportion and in accordance with such procedures as shares of Series E Preferred Stock are being redeemed.

Voting rights

Holders of the Series E Preferred Stock will not have any voting rights, except as set forth below.

Whenever (i) dividends on the Series E Preferred Stock are in arrears for six or more quarterly periods, or (ii) dividends on any Series A Preferred Stock or Series B Preferred Stock are in arrears for eighteen or more months, the number of directors then constituting the Board of Directors will be increased by two if not already increased by reason of a similar arrearage with respect to the Series A Preferred Stock, the Series B Preferred Stock or any series of preferred stock ranking on parity with the Series E Preferred Stock as to

Description of preferred stock

dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable (for convenience the Series A Preferred Stock, the Series B Preferred Stock and such other series of preferred stock are sometimes referred to as voting parity preferred). The holders of such shares of Series E Preferred Stock (voting separately as a class with the voting parity preferred) will then be entitled to vote separately as a class, in order to fill the vacancies thereby created, for the election of a total of two additional directors of our company at a special meeting called by the holders of record of at least 20% of the Series E Preferred Stock or the holders of record of at least 20% of any other series of voting parity preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series E Preferred Stock and Series A Preferred Stock and Series B Preferred Stock for the past dividend periods and the dividend for the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In the event our directors are divided into classes, each such vacancy will be apportioned among the classes of directors to prevent stacking in any one class and to insure that the number of directors in each of the classes of directors, are as equal as possible.

Each director so elected by the holders of the voting parity preferred, as a qualification for election (and regardless of how elected) will be required to submit to our Board of Directors a duly executed, valid, binding and enforceable letter of resignation from the Board of Directors, to be effective upon the date upon which all dividends accumulated on such shares of Series E Preferred Stock and other voting parity preferred in arrears for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment set aside for payment. At that time, the terms of office of all persons elected as directors by the holders of the Series E Preferred Stock and the voting parity preferred will terminate, and the number of directors then constituting the Board of Directors shall be reduced accordingly. A quorum for any such meeting will exist if at least a majority of the outstanding shares of Series E Preferred Stock and each other series of voting parity preferred are represented in person or by proxy at such meetings. The directors to be elected by the holders of preferred stock will be elected by the affirmative vote of a plurality of the shares of Series E Preferred Stock (together with such other voting parity preferred) present and voting in person or by proxy at a duly called and held meeting at which a quorum is present.

If and when all accumulated dividends and the dividend for the then current dividend period on the Series E Preferred Stock, the Series A Preferred Stock and Series B Preferred Stock shall have been paid in full or declared and set aside for payment in full, the holders of Series E Preferred Stock will be divested of the foregoing voting rights (subject to revesting in the event of another preferred dividend default allowing for the election of directors by the holders of Series E Preferred Stock). If all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on all series of preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of each director so elected by the holders of preferred stock shall terminate. Any director elected by the holders of preferred stock may be removed at any time with or without cause by, and cannot be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series E Preferred Stock when they have the voting rights described above (voting separately as a class with the voting parity preferred). So long as a default on the preferred stock dividend continues, any vacancy in the office of a director elected by the holders of preferred stock may be filled by written consent of the director remaining in office previously elected by the holders of preferred stock, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series E Preferred Stock when they have the voting rights described above (voting separately as a class with the voting parity preferred). The directors elected by the holders of the preferred stock shall each be entitled to one vote per director on any matter.

Description of preferred stock

So long as any shares of Series E Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series E Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class) amend, alter or repeal the provisions of the Charter or the Articles Supplementary creating the Series E Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock or the holders thereof.

However, with respect to the occurrence of any such event set forth in the paragraph above, so long as the Series E Preferred Stock (or any equivalent class or series of stock issued in exchange for the Series E Preferred Stock by the surviving corporation in any merger or consolidation to which we became a party) remains outstanding with the terms thereof materially unchanged, the occurrence of any such event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series E Preferred Stock. In addition,

➢	any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or

➢	any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Series E Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required to be effected, all outstanding shares of Series E Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

Except as expressly stated in the Articles Supplementary creating the Series E Preferred Stock, the Series E Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof will not be required for the taking of any corporate action, including but not limited to, any merger or consolidation involving our company or a sale of all or substantially all of our assets, irrespective of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of the Series E Preferred Stock.

Conversion

The Series E Preferred Stock is not convertible into or exchangeable for any other property or securities.

Restrictions on ownership and transfer

In addition to other qualifications, for us to qualify as a REIT, (1) not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals during the last half of our taxable year, and (2) such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

To ensure that we continue to meet the requirements for qualification as a REIT, our Charter, subject to some exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of our capital stock in excess of 9.8% (ownership limit) of the number of

Description of preferred stock

then outstanding shares of capital stock. Our Board of Directors may waive the ownership limit with respect to a stockholder if evidence satisfactory to the Board of Directors and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would result in actual or constructive ownership of capital stock by a stockholder in excess of the ownership limit or that would result in our failure to meet the requirements for qualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in our company being “closely held” within the meaning of section 856(h) of the Internal Revenue Code, not withstanding any provisions of our Charter to the contrary, will be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT.

Any shares of our capital stock held by a stockholder in excess of the applicable ownership limit become “Excess Shares”. Upon shares of any class or series of capital stock becoming Excess Shares, such shares will be deemed automatically to have been converted into a class separate and distinct from their original class and from any other class of Excess Shares. Upon any outstanding Excess Shares ceasing to be Excess Shares, such shares will be automatically reconverted back into shares of their original class or series of capital stock.

The holder of Excess Shares will not be entitled to vote the Excess Shares nor will such Excess Shares be considered issued and outstanding for purposes of any stockholder vote or the determination of a quorum for such vote. The Board of Directors, in its sole discretion, may choose to accumulate all distributions and dividends payable upon the Excess Shares of any particular holder in a non-interest bearing escrow account payable to the holder of the Excess Shares upon such Excess Shares ceasing to be Excess Shares.

In addition, we will have the right to redeem all or any portion of the Excess Shares from the holder at the redemption price, which will be the average market price (as determined in the manner set forth in the Charter) of the capital stock for the prior 30 days from the date we give notice of our intent to redeem such Excess Shares, or as determined by the Board of Directors in good faith. The redemption price will only be payable upon the liquidation of our company and will not exceed the sum of the per share distributions designated as liquidating distributions declared subsequent to the redemption date with respect to unredeemed shares of record of the class from which such Excess Shares were converted. We will rescind the redemption of the Excess Shares in the event that within 30 days of the redemption date, due to a sale of shares by the holder, such holder would not be the holder of Excess Shares, unless such rescission would jeopardize our tax status as a REIT or would be unlawful in any regard.

Each stockholder will upon demand be required to disclose to us in writing any information with respect to the actual and constructive ownership of shares of our capital stock as our Board of Directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

The ownership limit may have the effect of precluding the acquisition of control of our company unless the Board of Directors determines that maintenance of REIT status is no longer in our best interests.

Transfer and dividend paying agent

Computershare Investor Services, LLC will act as the transfer and dividend payment agent for the Series E Preferred Stock.

Additional federal income tax considerations

GENERAL

The following is a summary of the additional material federal income tax considerations related to the acquisition, ownership and disposition of our Series E Preferred Stock and to our REIT election which we anticipate may be material to purchasers of our securities offered in this prospectus, and that are not discussed in our annual report on Form 10-K for the year ended December 31, 2002 under the heading “Taxation of Our Company”. This summary is limited to the tax consequences of those persons who are original owners of the Series E Preferred Stock, who purchase Series E Preferred Stock at its issue price and who hold such Series E Preferred Stock as capital assets within the meaning of Section 1221 of the Code. This summary does not purport to deal with all aspects of US federal income taxation that might be relevant to particular stockholders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, tax-exempt organizations and persons that have a functional currency other than the US dollar or persons in special situations, such as those who have elected to mark securities to market, or those who hold Series E Preferred Stock as part of a straddle, hedge, conversion transaction, or other integrated investment). In addition, this summary does not address US federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. This summary is based upon the Code, the Treasury Department regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is for general information only. Prospective purchasers of the Series E Preferred Stock are urged to consult their tax advisors concerning the US federal income and other tax consequences to them of acquiring, owning, and disposing of the Series E Preferred Stock, as well as the application of state, local and foreign income and other tax laws.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO BUYING, OWNING AND SELLING OUR SERIES E PREFERRED STOCK

Basis

A stockholder’s tax basis in our Series E Preferred Stock will be the amount that the stockholder pays for the Series E Preferred Stock at the time of purchase adjusted to the extent that our distributions are determined to be part or all a return of capital. A stockholder’s tax basis will be reduced, but not below zero, for the portion of our distribution deemed to be a return of capital.

Holding periods

A stockholder’s holding period for the Series E Preferred Stock will begin on the day after the stockholder buys the Series E Preferred Stock.

Taxation of disposition of our Series E Preferred Stock

Upon the sale, exchange or other disposition of our Series E Preferred Stock, a stockholder generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition and (ii) such stockholder’s adjusted tax basis in the Series E Preferred Stock.

Additional federal income tax considerations

Gain or loss recognized on the disposition of our Series E Preferred Stock generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the stockholder’s holding period is more than 12 months. However, any loss upon sale or exchange of Series E Preferred Stock by a stockholder who has held such stock for six months or less will be treated as a long-term capital loss to the extent our distributions are required to be treated by such stockholder as long-term capital gain. The maximum federal long-term capital gain rate is 15% for non-corporate stockholders for taxable years ending on or before December 31, 2008, and 20% thereafter and 35% for corporate stockholders. The deductibility of capital losses by stockholders is subject to limitations.

Taxation of cash redemption of Series E Preferred Stock

A cash redemption of shares of the Series E Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed stock. The cash redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s stock interest in our company, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares of capital stock (including common stock and other equity interests in our company) considered to be owned by the holder by reason of constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Series E Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the Series E Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

If a cash redemption of shares of the Series E Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (ii) the holder’s adjusted basis in the shares of the Series E Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the Series E Preferred Stock have been held as a capital asset, and, with respect to a non-corporate US stockholder, such gain or loss will be long-term capital gain or loss if at the time of redemption, the shares were held for more than 12 months.

If a cash redemption of shares of the Series E Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder’s adjusted basis in the redeemed shares of the Series E Preferred Stock for tax purposes will be transferred to the holder’s remaining shares of our capital stock, if any. If the holder owns no other shares of our capital stock, such basis may, under some circumstances, be transferred to a related person or it may be lost entirely.

Redemption premium

Under Section 305(c) of the Code and applicable Treasury Regulations, if the redemption price of the Series E Preferred Stock exceeds its issue price the difference known as a redemption premium may be taxable as a constructive distribution on the Series E Preferred Stock to the holder (treated as a dividend

Additional federal income tax considerations

to the extent of our current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over a certain period. Because Series E Preferred Stock provides for an optional right of redemption by us at a price that may exceed the issue price, stockholders could be required to recognize such redemption premium under a constant interest rate method similar to that for accruing original issue discount if, based on all of the facts and circumstances, the optional redemption is more likely than not to occur. If stock may be redeemed at more than one time, the time and price at which such redemption is most likely to occur must be determined based on all of the facts and circumstances. Applicable Treasury Regulations provide a safe harbor under which a right to redeem will not be treated as more likely than not to occur if (i) the issuer and the stockholder are not related within the meaning of such regulations; (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock (disregarding, for this purpose, a separate mandatory redemption), and (iii) exercise of the right to redeem would not reduce the yield of the stock, as determined under the regulations. Regardless of whether the optional redemption is more than likely not to occur, constructive dividend treatment will not result if the redemption premium does not exceed a de minimis amount. We intend to take the position that the existence of our optional redemption right does not result in a constructive distribution to the holders of Series E Preferred Stock.

CERTAIN INCOME TAX CONSIDERATIONS RELATING TO OUR REIT ELECTION

Taxation of a REIT

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 1992. We intend to continue to operate in such a manner, but there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified.

The sections of the Code and corresponding Treasury Regulations that relate to qualification, operation, and taxation of REITs and their stockholders are highly technical and complex. Our annual report on Form 10-K for the year ended December 31, 2002 under the heading “Taxation of Our Company” sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT.

In the opinion of Reed Smith, LLP, our legal tax counsel, we have been organized in conformity with the requirements for qualification as a REIT, and our method of operation will enable us to meet the requirements for continued qualification and taxation as a REIT under the Code. This opinion is based on various factual assumptions relating to our organization and operation, and is conditioned upon certain representations made by us as to factual matters. In addition, this opinion is based upon our factual representations concerning our business and properties as set forth in this prospectus and will assume that the actions described in this prospectus have been completed as described. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels, diversity of share ownership and the various qualification tests imposed under the Code, the results of which have not been and will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in our annual report on Form 10-K for the year ended December 31, 2002 and this prospectus may be changed, perhaps retroactively, by legislative or administrative action at any time.

If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once at

Additional federal income tax considerations

stockholder level when distributed) that generally results from investment in a non-REIT corporation. However, we will be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

Second, under certain circumstances, we may be subject to the alternative minimum tax, if our dividend distributions are less than our alternative minimum taxable income.

Third, if we have (i) net income from the sale or other disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we may elect to be subject to tax at the highest corporate rate on such income, if necessary to maintain our REIT status.

Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability.

Sixth, if we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

Seventh, if we acquire an asset which meets the definition of a built-in gain asset from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the built-in gain asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and if we subsequently recognize gain on the disposition of such asset during the ten-year period, called the recognition period, beginning on the date on which we acquired the asset, then, to the extent of the built-in gain (i.e., the excess of (a) the fair market value of such asset over (b) our adjusted basis in such asset, both determined as of the beginning of the recognition period), such gain will be subject to tax at the highest regular corporate tax rate, pursuant to IRS regulations.

Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, we must maintain certain records and request certain information from our stockholders designed to disclose the actual ownership of our stock. We intend to comply with these requirements.

Qualifying rents

Rents that we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described in our annual report Form 10-K for the year ended December 31, 2002, only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage or percentages of

Additional federal income tax considerations

receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if we, or an actual or constructive owner of 10% or more of us, actually or constructively owns 10% or more of a tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Rent attributable to personal property is the amount which bears the same ratio to the total rent under the lease as the fair market values of personal property bears to the fair market values of both the real and personal property under the lease. Finally, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through a taxable REIT subsidiary or TRS or an independent contractor from whom we derive no revenue. We may, however, directly perform certain services that are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition we may render a de minimus amount of impermissible services to tenants, or in connection with the management of property and treat amounts received as gross income from the real property, if such amount does not exceed 1% of the gross income from the property and the services are valued at not less than 150% of our costs to provide the services. We have not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above or unless our Board of Directors determines in its discretion that the rent received on such property is not material and will not jeopardize our status as a REIT), (ii) rent any property to a related party tenant (unless our Board of Directors determines in its discretion that the rent received from a related party tenant is not material and will not jeopardize our status as a REIT) or (iii) directly perform services considered to be rendered to the occupant of property unless provided by our TRS or unless subject to classification as de minimus.

LEGISLATIVE DEVELOPMENTS

On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. The Jobs and Growth Tax Relief Reconciliation Act of 2003 generally will reduce the maximum tax rate applicable to you on capital gains recognized on the sale or other disposition of shares of the Series E Preferred Stock from 20% to 15%.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 also generally will reduce the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax. Except in limited circumstances, this reduced tax rate will not apply to dividends paid to you by us on shares of the Series E Preferred Stock, because generally we are not subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of dividends received by you with respect to the Series E Preferred Stock that are attributable to (1) dividends received by us from non-REIT corporations or other taxable REIT subsidiaries, (2) income from the prior year with respect to which we were required to pay federal corporate income tax during the prior year (if, for example, we did not distribute 100% of our REIT taxable income for the prior year) and (3) distributions by us that we designate as long-term capital gains dividends (except for some distributions taxable to you at a maximum rate of 25%).

The dividend and capital gains tax rate reductions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 generally are effective for taxable years ending on or after May 6, 2003 through December 31, 2008. Without future legislative changes, the maximum long-term capital gains and dividend rates discussed above will increase in 2009.

Additional federal income tax considerations

These legislative changes affect the discussion in our annual report on Form 10-K for the fiscal year ended December 31, 2002 under the heading “Taxation of Our Company” to the extent that section describes applicable long-term capital gains tax rates, the taxation of dividends and then-recent legislation.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

As long as we qualify as a REIT, distributions made to our taxable US stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such US stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year or are designated as unrecaptured § 1250 gain distributions, which are taxable at a 25% rate) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Distributions in excess of current and accumulated earnings and profits will not be currently taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder’s stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the stock have been held for one year or less) assuming the stock is a capital asset in the hands of the stockholder. In addition, any distribution declared in October, November or December of any year and payable to a stockholder of record on a specified date in any such month, will be treated as both paid by us and received by the stockholder on December 31 of the applicable year, provided that we actually pay the distribution during January of the following calendar year. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.

In general, gain or loss recognized on the disposition of our Series E Preferred Stock will be a capital gain or loss and will be long-term capital gain or loss, if at the time of such disposition, the stockholder’s holding period (after applying certain holding period rules) is more than 12 months. However, any loss upon a sale or exchange of our Series E Preferred Stock by a stockholder who has held such stock for six months or less will be treated as a long-term capital loss to the extent our distributions are required to be treated by such stockholder as long-term capital gain.

Backup withholding

We will report to our US stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of such withholding will be equal to the product of the fourth lowest rate applicable to single filers and the amount of the distribution. This rate is 28% for tax years beginning in 2003. Any amount paid to the IRS as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. See “—Taxation of foreign stockholders.” A stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Additional federal income tax considerations

TAXATION OF TAX-EXEMPT STOCKHOLDERS

In general, a stockholder that is a tax-exempt entity not subject to tax on its investment income will not be subject to tax on our distributions. In Revenue Ruling 66-106, 1966-1 C.B. 151, the IRS ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income as defined in the Code when received by a qualified plan. Based on that ruling, regardless of whether we incur indebtedness in connection with the acquisition of properties, our distributions paid to a stockholder that is a tax-exempt entity will not be treated as unrelated business taxable income, provided that (i) the tax-exempt entity has not financed the acquisition of its stock with acquisition indebtedness within the meaning of the Code and the stock otherwise is not used in an unrelated trade or business of the tax-exempt entity and (ii) we are not a pension-held REIT. This ruling applies to a stockholder that is an organization that qualifies under Code Section 401(a), an IRA or any other tax-exempt organization that would compute unrelated business taxable income, if any, in accordance with Code Section 512(a)(1). However, if we are a pension-held REIT and a qualified plan owns more than 10% of the value of all of our stock, such stockholder will be required to recognize as unrelated business taxable income that percentage of the dividends that it receives from us as is equal to the percentage of our gross income that would be unrelated business taxable income to us if we were a tax-exempt entity required to recognize unrelated business taxable income. A REIT is a pension-held REIT if at least one qualified trust holds more than 25% of the value of all of our stock or one or more qualified trusts, each of whom own more than 10% of the value of all of our stock, hold more than 50% of the value of all of our stock.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in us will constitute unrelated business taxable income unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated business taxable income generated by its investment in us. Such prospective stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

TAXATION OF FOREIGN STOCKHOLDERS

The rules governing US federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex. We have not attempted to provide more than a summary of these rules. Prospective non-US stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in stock, including any reporting requirements.

Distributions that are not attributable to gain from our sales or exchanges of US real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the stock is treated as effectively connected with the non-US stockholder’s conduct of a US trade or business, the non-US stockholder generally will be subject to a tax at graduated rates, in the same manner as US stockholders are taxed with respect to such distributions and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation. We expect to withhold US income tax at the rate of 30% on the gross amount of any such distributions made to a non-US stockholder unless (i) a lower treaty rate applies and the holder provides us with a properly executed IRS Form W-8BEN (or successor form) or (ii) the non-US stockholder provides us with a properly executed IRS Form W-8ECI (or successor form) claiming that the distribution is effectively connected income.

Additional federal income tax considerations

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a non-US stockholder’s stock, such distributions will give rise to tax liability if the non-US stockholder would otherwise be subject to tax on any gain from the sale or disposition of our stock, as described below. If it cannot be determined at the time a distribution is made whether or not distributions will be in excess of current and accumulated earnings and profit, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of US real property interests will be taxed to a non-US stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of US real property interests are taxed to a non-US stockholder as if such gain were effectively connected with a US business. Non-US stockholders would thus be taxed at the normal capital gain rates applicable to US stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax if a foreign corporate stockholder is not entitled to treaty exemption. We are required by applicable Treasury Regulations to withhold 35% for foreign individuals and 35% for foreign corporations of any distribution that we could designate as a capital gains dividend. This amount is creditable against the non-US stockholder FIRPTA tax liability. If we designate prior distributions as capital gains dividends, then subsequent distributions up to the amount of such prior distributions will be treated as capital gains dividends for purposes of withholding.

Gain recognized by a non-US stockholder upon a sale of our Series E Preferred Stock generally will not be taxed under FIRPTA if we are a “domestically controlled real estate investment trust,” defined generally as a real estate investment trust in which at all times during a specified testing period less than 50% in value of the stock were held directly or indirectly by foreign persons. We currently anticipate that we will be a “domestically controlled real estate investment trust,” and therefore the sale of stock will not be subject to taxation under FIRPTA. Additionally, the sale of our Series E Preferred Stock will not be taxed under FIRPTA if the class of stock is regularly traded on an established securities market and the selling non-US stockholder has not held more than 5% of the class of stock at any time during the preceding five-year period. However, gain not subject to FIRPTA will be taxable to a non-US stockholder if the investment in the stock is effectively connected with the non-US stockholder’s US trade or business, in which case the non-US stockholder will be subject to the same treatment as US stockholders with respect to such gain. Also, if the non-US stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax (unless reduced by treaty) on the individual’s capital gains. A non-resident alien individual could, however, elect to treat such gain as effectively connected income and pay tax as a US stockholder would. If the gain on the sale of stock were to be subject to taxation under FIRPTA, the non-US stockholder will be subject to the same treatment as US stockholders with respect to such gain.

If the proceeds of a disposition of our Series E Preferred Stock are paid by or through a US office of a broker, the payment is subject to information reporting and to backup withholding unless the disposing non-US stockholder certifies as to his name, address and non-US status or otherwise establishes an exemption. Generally, US information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-US office of a non-

Additional federal income tax considerations

US broker. US information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the United States if (i) the payment is made through an office outside the United States of a broker that is either (a) a US person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (c) a controlled foreign corporation for US federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more US persons or which engages in a US trade or business and (ii) the broker fails to initiate documentary evidence that the stockholder is a non-US stockholder and that certain conditions are met or that the non-US stockholder otherwise is entitled to an exemption.

OTHER TAX CONSEQUENCES

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and the state and local tax treatment of our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in us.

STATEMENT OF SHARE OWNERSHIP

We must obtain annual written statements from any of our record holders who hold certain percentages of our stock disclosing the actual owners of our stock. Any record holder who fails to provide us with this information must include certain specified information relating to ownership of our share in his federal income tax return. We must also maintain permanent records with the Internal Revenue Service showing the information we receive relating to the actual ownership of our stock and a list of holders who fail to provide us with this information.

Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of our Series E Preferred Stock being offered hereby. Subject to conditions, each underwriter has severally agreed to purchase the number of shares of our Series E Preferred Stock indicated in the following table. UBS Securities LLC, Harris Nesbitt Corp., Legg Mason Wood Walker, Incorporated, McDonald Investments Inc. and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering.

Underwriters	Number of Shares

UBS Securities LLC
Harris Nesbitt Corp.
Legg Mason Wood Walker, Incorporated
McDonald Investments Inc.
Stifel, Nicolaus & Company, Incorporated

Total	3,000,000

If the underwriters sell more shares of our Series E Preferred Stock than the total number set forth in the table above, the underwriters have a 30-day option to purchase up to an additional 450,000 shares of our Series E Preferred Stock from us at the public offering price less the underwriting discount and commissions to cover these sales. If any shares of our Series E Preferred Stock are purchased under this option, the underwriters will severally purchase shares of our Series E Preferred Stock in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 450,000 shares of our Series E Preferred Stock.

	No exercise	Full exercise

Per share	$	$

Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $300,000.

Shares of our Series E Preferred Stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of our Series E Preferred Stock sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares of our Series E Preferred Stock purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares of our Series E Preferred Stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

In connection with this offering, the underwriters may purchase and sell shares of our Series E Preferred Stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Series E Preferred Stock while the offering is in progress. These transactions may also include short sales and purchases to

Underwriting

cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our Series E Preferred Stock than they are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of our Series E Preferred Stock in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our Series E Preferred Stock in the open market. In determining the source of shares of our Series E Preferred Stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of our Series E Preferred Stock through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of our Series E Preferred Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Series E Preferred Stock in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of our Series E Preferred Stock sold by or for the account of that underwriter in stabilizing or short covering transaction.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our Series E Preferred Stock. As a result, the price of our Series E Preferred Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE or otherwise.

In connection with this offering, some of the underwriters or securities dealers may distribute prospectuses electronically.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of the Securities Act.

UBS Securities LLC, an underwriter in this offering, has in the past provided and may in the future from time to time provide investment banking and other services to us, including the provision of advisory services.

Each of Bank of Montreal, an affiliate of Harris Nesbitt Corp., a BMO Financial Group company and Key Corporate Capital Inc., an affiliate of McDonald Investments Inc., is a lender under our Senior Secured Revolving Line of Credit and will receive some of the net proceeds of this offering.

Where you can find additional information

We have filed a registration statement on Form S-3 with the SEC covering the Series E Preferred Stock offered by this prospectus, and this prospectus is part of our registration statement. For further information on our company and the Series E Preferred Stock, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents to which we refer you. You should review the full text of these documents because the prospectus may not contain all the information that you may find important. We have included copies of these documents as exhibits to our registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC’s regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

You can also inspect our reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Documents incorporated by reference

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

➢	we consider incorporated documents to be part of the prospectus;

➢	we may disclose important information to you by referring you to those documents; and

➢	information we subsequently file with the SEC will automatically update and supersede the information in this prospectus.

This prospectus incorporates by reference the following documents:

➢	Annual report on Form 10-K for the year ended December 31, 2002.

➢	Quarterly report on Form 10-Q for the quarterly period ended March 31, 2003.

➢	Definitive proxy statement for the annual meeting of stockholders to be held on July 28, 2003.

➢	All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus and before the termination of the offering.

➢	The description of our Series A Cumulative Preferred Stock contained in our registration statement on Form 8-A (file no. 001-11314), as amended.

➢	The description of our Series B Cumulative Preferred Stock contained in our registration statement on Form 8-A (file no. 001-11314), as amended.

➢	The description of our Series D Junior Participating Preferred Stock contained in our registration statement on Form 8-A (file no. 001-11314), as amended.

This prospectus and the documents incorporated by reference summarize certain material provisions of contracts and other documents to which we refer. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. Upon request, we will provide each person receiving this prospectus a free copy, without exhibits, of any or all documents incorporated by reference into this prospectus. You may direct such requests to:

Alex J. Chavez

Senior Vice President and Corporate Secretary

LTC Properties, Inc.

22917 Pacific Coast Hwy, Suite 350

Malibu, California 90265

Telephone Number: (310) 455-6010

Legal matters

Certain legal matters relating to this offering will be passed upon for us by Reed Smith, LLP, New York, New York, and certain matters with respect to Maryland law, including the validity of the shares of the Series E Preferred Stock offered hereby, will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Dewey Ballantine LLP, Palo Alto, California is counsel to the underwriters in connection with this offering. Reed Smith, LLP and Dewey Ballantine LLP will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP as to matters of Maryland law.

Experts

The consolidated financial statements and schedules of LTC Properties, Inc. appearing in our annual report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and which is incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance on such report given on the authority of such firm as experts in accounting and auditing.

3,000,000 Shares

LTC Properties, Inc.

        % Series E Cumulative Preferred Stock

PROSPECTUS

July     , 2003

Sole Book-Running Manager

UBS Investment Bank

Harris Nesbitt

Legg Mason Wood Walker

Incorporated

McDonald Investments Inc.

Stifel, Nicolaus & Company

Incorporated

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this registration statement. All amounts are estimates except for the SEC registration fee, the NYSE listing fee and the NASD fee.

SEC registration fee	$6,980.00
NYSE listing fee	40,230.00
NASD fee	9,125.00
Printing and engraving expenses	26,850.00
Legal fees and expenses	150,000.00
Accounting fees and expenses	42,000.00
Miscellaneous fees and expenses	24,815.00

Total	$300,000.00

Item 15.    Indemnification of Directors and Officers

The Charter provides that, to the fullest extent permitted under the Maryland General Corporation Law, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages for any breach of any duty owed by such director or officer of the Company or any of its stockholders. The Maryland General Corporation Law provides that a corporation’s charter may include a provision which restricts or limits the liability of directors or officers to the corporation or its stockholders for money damages except, (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Charter provides that the Company shall indemnify its currently acting and its former directors to the fullest extent permitted by the Maryland General Corporation Law, and that the Company shall have the power to indemnify by express provision in its Bylaws, by agreement, or by majority vote of either its stockholders or disinterested directors, its present and former officers. The Maryland General Corporation Law provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that: (1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (2) the director actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The statute permits Maryland corporations to indemnify their officers, employees or agents to the same extent as directors and to such further extent, consistent with law, as may be provided by the corporation’s charter, bylaws, general or specific action of its board of directors, or contract. The Company’s Bylaws provide that officers of the Company shall be entitled to such indemnification by the Company on account of matters resulting in their capacities as officers to the same extent provided with respect to directors by the Charter, except to the extent that the Board of Directors may otherwise prospectively determine in any situation. The Company currently maintains Directors and Officers liability insurance.

PART II

Item 16.    Exhibits

1.1	Underwriting Agreement**

3.1	Articles Supplementary, reclassifying 5,000,000 shares of common stock into preferred stock*

3.2	Form of Articles Supplementary, with respect to the Series E Preferred Stock being registered*

5.1	Opinion of Ballard, Spahr, Andrews & Ingersoll, LLP, regarding the legality of the Series E Preferred Stock being registered**

8.1	Tax Opinion of Reed Smith, LLP**

12.1	Computation of Ratios of Earnings to Fixed Charges and Combined Earnings to Fixed Changes and Preferred Stock Dividends*

23.1	Consent of Ernst & Young LLP, Independent Auditors*

23.2	Consent of Ballard, Spahr, Andrews & Ingersoll, LLP (contained in Exhibit 5.1)**

23.3	Consent of Reed Smith, LLP (contained in Exhibit 8.1)**

24.1	Power of attorney (contained on signature page)*

*	Previously filed
**	To be filed by amendment.

Item 17.    Undertakings

A.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

B.    The undersigned registrant hereby undertakes that:

(1) For	purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For	the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For	purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement that is deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malibu, State of California, on this 10th day of July 2003.

LTC PROPERTIES, INC.

By	/s/ ANDRE C. DIMITRIADIS

Andre C. Dimitriadis Chairman, President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ANDRE C. DIMITRIADIS Andre C. Dimitriadis	Chairman and Chief Executive Officer	July 10, 2003

* Edmund C. King	Director

/s/ WENDY L. SIMPSON Wendy L. Simpson	Vice Chairman and Chief Financial Officer (Principal Financial and Accounting Officer)	July 10, 2003

* Timothy Triche	Director

* Sam Yellen	Director

By:	/s/ WENDY L. SIMPSON

Wendy L. Simpson Attorney-in-fact